12/19

05013678

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Psicon Limited

*CURRENT ADDRESS: Level 1
82 Waterloo Road
North Ryde NSW 2113
Australia

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
JAN 27 2006
THOMSON FINANCIAL

FILE NO. 82- 34945 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: BBS

DAT : 1/27/06

AR/S
6-30-05
82-34945

psiron
innovation in bioscience



Annual Report

For the year ended 30 June 2005

ABN 12 010 657 351

TABLE OF CONTENTS





CORPORATE DIRECTORY

Directors

Mr Stephen Jones: Executive Chairman

Ms Julie Nutting: Chief Executive Officer

Mr Bryan Dulhunty: Non Executive Director

Dr Wolf Hanisch: Non Executive Director

Assoc. Professor Darren Shafren: Non Executive Director (appointed 14 Dec 2004)

Dr Dennis Feeney: Non Executive Director (appointed 14 Dec 2004)

Mr Ronald van der Pluijm: Non Executive Director (resigned 30 Nov 2004)

Company Secretary

Mr Bryan Dulhunty

Registered and Principal Office

Level 1
82-84 Waterloo Road
North Ryde NSW 2113

Auditors

Bentleys MRI, Chartered Accountants
Level 26, AMP Place, 10 Eagle Street
Brisbane QLD 4000

Share Registry & Register

ASX Perpetual Registrars Ltd
300 Queen Street
Brisbane QLD 4000
Ph: (07) 3228 4219

Website

www.psiron.com

Contact Information

Tel: (02) 9889 1200
Fax: (02) 9889 1288
Email: investorrelation@psiron.com



CHAIRMAN'S LETTER

Dear Shareholder,

The 2004-5 year has seen progress in all areas of your Company.

Psiron is now a dedicated oncology company with one product in clinical trials in humans afflicted with melanoma: a significant achievement by itself.

A biotech cannot be a one product company and hope to survive and prosper and be an attractive partner to the multinational pharmas, which control the worldwide drug industry.

Thus, contemporaneously with the clinical development program the Company has also continued its research and delivered potential additional therapies that may have significance, in the treatment of breast, prostate, melanoma, colorectal, multiple myeloma and ovarian cancers.

Thus the Company not only has a lead compound in human clinical trials but also has produced a pipeline of potential oncology products which will be developed and tested in a clinical trial program.

As well, there has been underlying scientific discovery that both underpins the current virotherapy oncology business and will provide the opportunities for the extension of virotherapy into other areas of medicine.

The Company's technology and science has been and is being tested through presentations and papers by our researchers at international scientific meetings and in peer-reviewed journals. This crucible has shown that we are at the forefront of virotherapy as an oncology tool and that our science is both novel and able to withstand the harshest scrutiny.

Substantial overseas interest has been generated by our work and indeed at the time of writing the second largest member group on the share register is a Luxembourg investment fund.

There is also significant North American interest in your Company and so the Board decided it will in the near future offer Level 1 ADRs in the USA to broaden the interest by American investors in your Company and to allow organised exposure to that market's analysts including drug companies.

Plans for manufacture to good manufacturing practice standards are well underway. This achievement will allow a toxicology program which is being developed to initiate and develop a data package suitable for Australian, USA and European regulators, also the commencement of parallel Phase I and Phase II clinical trials in a range of cancers.

The Company expects to lodge an IND with the FDA in 2006.

The Company's other investments have performed well during the year. In particular the Phase II clinical trial of Sorafin-AD in eczema.

At the time of writing Psiron is looking to out-licence the Sorafin technology. Currently interest has been shown by one of the largest drug companies in the world.

The Company's other assets, its investments in CBio Limited and Analytica Ltd, represent a very sound investment in both companies which are in the process of commercialising their respective projects.

InJet Digital Aerosols Limited continues to await the outcome of technical problems with the technology currently being developed by Canon. We are confident that the technology will be commercialised and that IDAL will become commercially successful.

The year in prospect will, I hope, produce significant increases in shareholder wealth.

Stephen Jones
Chairman

DIRECTORS' REPORT

In accordance with the Corporations Act 2001, the Directors of Psiron Ltd ("the Company") submit their report together with the accounts for the Company for the year ended 30 June 2005 and the consolidated accounts of the economic entity being the Company and its controlled entities for the year ended 30 June 2005.

Directors

The names and details of the Company's directors in office at the date of this report are as follows:

Mr Stephen Jones
Executive Chairman
(appointed 21 November 2000)

Mr Jones is a corporate recovery and turn-around specialist. He was formally Chairman of Greyhound Pioneer Australia Ltd, a position he held from July 1996 until September 1999. Initially as CEO, he took this loss maker to its maiden profit in 1998. Previously, he turned around credit card provider International Card Systems Australia Ltd, where he took control and was Executive Chairman in 1992, leaving the Company profitable in 1994. He is Chairman of listed entities Analytica Ltd and BresaGen Ltd as well as being Chairman of CBio Limited, InJet Digital Aerosols Limited, Australian Technology Innovation Fund Limited and Australian Biofund Limited (Hong Kong). He is a former member of the Queensland Government's Innovation Council and the Bioindustries Advisory Group.

Ms Julie Nutting
B Pharm MSc MBA
Chief Executive Officer
(appointed 21 November 2000)

Ms Julie Nutting was appointed CEO of Psiron Ltd in December 2003. Julie has both private and public sector experience in the health care industry. Julie has extensive experience in taking projects through all phases of clinical study through to registration and commercialisation. Her technical background also includes regulatory affairs and health economics.

Ms. Nutting has held senior executive positions at Sandoz Australia Pty Ltd and Covance Pty Ltd where she was responsible for submissions to the Australian and New Zealand governments for market entry of new health products. As a healthcare consultant, she has assisted companies with development programs for new products and market entry strategies.

The combination of Julie's scientific background and commercial expertise has enabled her to successfully negotiate and manage R&D projects, resulting in commercialisation and licencing agreements.

Julie is also currently a non-executive director of the CRC for Asthma Ltd.

Mr Bryan Dulhunty
BEc ACA
Non- Executive Director
(appointed 25 July 2002)

Mr Dulhunty is a Chartered Accountant with over 25 years experience in a major international accounting firm and both large and small publicly list entries particularly in relation to emerging biotechnology companies.

Mr. Bryan Dulhunty founded CoSA Pty Ltd as an independent Company Secretarial firm specialising in the biotechnology industry in 2001. CoSA Pty Ltd provides Financial Management and Company Secretarial services to the Company.

Mr Bryan Dulhunty is a non-executive director of the listed entity Analytica Ltd. He is also a non-executive director of a InJet Digital Aerosols Limited as well as being Company Secretary for a range of other listed and non-listed public companies.

Dr Wolf Hanisch
Non-Executive Director
(appointed 21 November 2000)

Dr Hanisch's background is in the biotech healthcare industry in California and Australia. He has vast experience in new product and project development and commercialisation and has a thorough knowledge of associated international regulatory requirements.

He was directly involved in the successful Initial Public Offering (IPO) of IDEC Pharmaceuticals Inc (now merged with Biogen) as well as having had significant exposure to a number of other IPOs through his links with the California biotechnology and venture capital community.

He has worked on the clinical development of a number of biotech drugs now approved for use worldwide including beta-Interferon (Betaseron), interleukin (Proleukin), TNF and monoclonal antibodies.

Dr Hanisch maintains close contact with the international biotechnology and pharmaceutical industry. He is CEO of CBio Limited, an Australian private biotech company currently embarking on Phase II trials for its biologic anti-inflammatory

Assoc. Professor
Darren Shafren
BSc Hons I, PhD
Non-Executive Director
(appointed 14 December 2004)

Associate Professor Darren Shafren is Associate Professor of Virology in the Faculty of Health, The University of Newcastle with over 20 years experience in basic and molecular virology.
Dr Shafren is the founding inventor of the ViroTarg oncolytic virus technology to which Psiron has secured a worldwide licence.

Dr. Dennis Feeney
MSc PhD
Non-Executive Director
(appointed 14 December 2004)

Dr Dennis Feeney has worked in a variety of senior management roles in the international pharmaceutical industry for the past fifteen years at companies such as Sandoz, Marion Merrell Dow and Pharmacia. During this period, Dr Feeney has held key corporate functional responsibilities for all phases of clinical research (Phase I to Phase IV clinical research), regulatory affairs, health economics and medical services at domestic, regional and international levels. Dr Feeney is Chairman of the Scientific Advisory Board.

Mr. Bryan Dulhunty
BEc ACA
Company Secretary
Non-Executive Director
(appointed 25 July 2002)

Company Secretarial Services for the Company are provided by CoSA Pty Ltd, a company associated with the director, which provides specialised Company Secretarial services for the biotechnology industry.

Mr Bryan Dulhunty founded CoSA Pty Ltd in 2001 after extensive experience in a major international accounting firm and both large and small publicly listed entries.





Principal Activities

The principal activities of the economic entity during the financial year were:

- to manage and develop its in-licensed anticancer virotherapy asset through commencement of GMP manufacture and Phase I clinical trial activity;
- to manage and develop its wholly owned Sorafin biotechnology asset through completion of a Phase II clinical trial;
- to manage its investments in its health care businesses, being InJet Digital Aerosols Limited, CBio Limited and Analytica Ltd, and
- to offer a rights issue prospectus to its shareholders.

Operating Results

The consolidated loss of the economic entity after providing for income tax and extraordinary items amounted to $5,897,070 (2004: Profit $58,526). As described in last year's report, the reported profit was as a result of converse accounting principles.

Dividends Paid or Recommended

No dividends were paid and the Directors did not recommend a dividend to be paid.

Review of Operations

Psiron has continued its plan to build value into its projects and investments.

Virotherapy Project

In June 2004 Psiron signed an MOU with ViroTarg Pty Limited, and then announced on 4 August that a licence agreement had been signed for worldwide rights to Virotarg's anticancer therapy ("virotherapy"). Virotherapy uses viruses to target and destroy cancer cells. These viruses are known as "oncolytic viruses". ViroTarg's technology includes the use of a "wild type" or naturally-occurring virus, the Coxsackievirus, for potential use as an anticancer treatment. The Coxsackievirus (CVA21) is otherwise associated with the development of the common cold.

Under the agreement, Psiron is contracted to pay $5 million in cash and 22.5 million shares to ViroTarg against achievement of milestones. To June 30, $3 million in cash had been paid and 4 million shares issued. Psiron has been funding the continuing research and development of the technology being undertaken at the University of Newcastle under Associate Professor Darren Shafren and Dr Richard Barry. The potential therapeutic use of oncolytic viruses in a range of cancers such as melanoma, breast, prostate, ovarian, colorectal and lymphoid is being studied.

In the first months of the financial year the Company was focused on the completion of the acquisition of the licence to the virotherapy technology and on its funding. The conditions precedent were completed by the end of 2004. Subsequently the focus has been on

- commencement of a Phase I trial in end stage melanoma. Approval to conduct a trial was obtained in February 2005 and the trial is underway.
- preparation for lodgment of an application for a larger scale Phase I trial in solid tumors. Documentation for submission is in preparation.
- set-up of premises and procedures and training for manufacture of additional Phase I clinical trial stock. This will result in material for toxicology tests and further clinical trials in 2006.
- preparation of a Master Cell Bank and Master Seed Stock for virus manufacture. These are completed.
- set-up for manufacture of GMP grade Phase II clinical trial stock. The Company has a number of options for access to GMP stock in 2006.

Psiron's Product Pipeline


CVA21
Echo I
CVA21 DAFv
Sorafin

Sorafin™ Project

Following the receipt of an AusIndustry Biotechnology Innovation Fund (BIF) in 2003 to conduct a Phase II clinical trial of Sorafin™-AD in atopic dermatitis (eczema), the Company arranged manufacture of clinical trial treatment supplies and commenced patient enrolment in March 2004. The trial was conducted at the Clinical Trial Centre at St Vincents Hospital, Sydney. It compared the efficacy and safety of Sorafin™-AD (auranofin 0.2% and mometasone furoate 0.04%), mometasone 0.1% and vehicle.

The trial results showed that Sorafin-AD was a significantly more effective treatment than placebo.

Atopic dermatitis is a chronic inflammatory skin condition characterised by an itchy red rash. Atopic eczema is very common affecting 2-3% of adults and 10-20% of children. Topical corticosteroids are the mainstays of treatment of eczema. However use of these agents can result in skin thinning and, particularly of concern in children, is the risk of hypothalamic-pituitary axis (HPA) suppression. Fear of steroid side effects also limits the extent of their use in atopic dermatitis (and other skin conditions) therefore opening a market opportunity for other safer treatments.

The Sorafin technology is the combination of synthetic gold (auranofin) and a steroid. Pre-clinical studies have shown that auranofin acts as a steroid-sparing agent. This means that the steroid concentration can be significantly reduced without impacting on the effectiveness of the treatment. Therefore the key potential benefit to patients would be the reduced potential side effects common with prolonged steroid usage in particular for chronic skin diseases such as atopic dermatitis and psoriasis.

The Company has reopened discussions with potential commercialisation partners.

Sorafin™-AD Eczema Clinical trial result



45
40
35
30
25
20
15
10
5
0
SCORAD value
Placebo
Mometasone 0.1%
Sorafin-AD
0
7
14
21
Treatment (Day)

Analytica Ltd

Analytica has consolidated its focus in medical devices over the past year by the acquisition of an autoburette product and the divestment of the diagnostics business. The company also advanced the retractable syringe program and applied for a patent to protect its new retractable needle invention.

This invention allows for the adaption of any syringe to a safety retractable syringe by a simple fitting of the device to existing syringes.

Analytica executed contracts in December 2004 to sell its diagnostics business to Vital Diagnostics, its exclusive distributor. This transaction was approved by shareholders in February 2005 and provided the company with an initial payment and a five year royalty in place of the declining loss making business. This also allowed the company to focus on the retractable syringe technology it had purchased in early 2004. The syringe technology was advanced from an initial 5 mL product design to a 3mL syringe with retraction mechanism able to be applied across a range of syringe sizes. The retraction system was also able to be modified to retract a needle into a dedicated housing to provide a unique retracting needle product. The company also purchased an autoburette that provides an automatic restart on completion of delivery of its contents.

CBio Limited

During the year CBio commenced Phase IIa clinical trials in multiple sclerosis, rheumatoid arthritis and psoriasis. CBio is focused on a number of concurrent programs which are aimed at discovering the mechanism of action of chaperonin10 (Cpn10) on the innate immune response and identifying a cell surface receptor or docking partner. There is evidence that this involves toll-like receptors (TLRs). TLRs play a central role in identifying pathogens and signaling an immune response to them. However, the amplitude of this innate immune response can lead to the production of harmful levels of proteins. Cpn10 plays an integral role in modulating some of these TLR interactions.

The company is also developing successor molecules and has a sustained release program for its leading compound, Cpn10.

In April 2005 CBio was offered grant funding for the company's research and development activities under the Federal Government's Pharmaceuticals Partnership Program (P3 program). The company is entitled to receive up to $6M over four years under this grant scheme.

CBio holds a significant shareholding in BresaGen Ltd (39%) which it acquired under a Deed of Company Arrangement in 2004. Since emerging from administration last October, BresaGen has signed 10 new process development service contracts. BresaGen has also built an active pharmaceutical ingredients (API) supply business e.g. for human growth hormone. BresaGen continues to provide CBio further process development and manufacturing services for Cpn10 and other compounds. CBio's investment in BresaGen will grow as the BresaGen business moves towards profitability.

CBio continues to grow with the increase in clinical trial activity, new research being undertaken on the mechanism of action of Cpn10 and the development of a sustained release formulation. The major in-house activities of the company are discovery research, clinical science, clinical research management, quality systems and technical services.

Commercialisation discussions with several large pharmas are advancing currently.

InJet Digital Aerosols Limited (IDAL)

IDAL executed a License Agreement with Canon over its technology which allows the adaptation of inkjet printer head cartridges to that of pulmonary drug delivery devices.

Financial Performance

The balance sheet shows the consolidated shareholder's equity at $8,703,198 (2004: $8,159,907) with net current assets at $1,422,435 (2004: $2,653,926).

Psiron Ltd made a loss of $5,897,070 during the year (2004 : profit of $58,526).

This loss comprised

- expenditure on R&D of $1.8m, primarily associated with the virotherapy cancer research. Psiron expenses R&D costs and therefore it does not appear on the balance sheet
- amortisation of intangibles ($1.7m)
- employee and administration costs ($2.4m)
- write down of investments in InJet Digital Aerosols Inc ($0.7m)
- the share of Analytica and Injet's losses due to Psiron's equity holding ($0.6m)
- cost of goods sold ($0.2m)

- depreciation ($0.1m), and
- an offset of $0.7m of revenue from grant and interest income.

Psiron will continue to spend in excess of revenues and be a cash consumer while it develops its anti- cancer business.

Total shareholders' equity at the end of the year stood at $8.7m, which comprised :

- cash and receivables of $1.9m
- investments (at cost) in CBio Limited, Analytica Ltd and Injet Digital Aerosols Limited of $3.7m
- intangible assets of $2.9m being the investment in the licence with ViroTarg Pty Ltd for the anticancer project technology less amortisation.
- plant & equipment & receivables of $1.2m, and
- total liabilities of $0.4m.

The Company has accumulated losses of $17m.

Deconsolidation of Analytica.

Psiron ceased consolidating Analytica Ltd's accounts from 1 December 2004. (Refer to Note 14.)

Future Risk

Psiron operates in a high risk, high technology environment. Risk factors include general market risks, which may be unforeseen, and risk associated with the inability of the Company to raise money in the future to continue to fund its anticancer research and operations. Specific risks associated with failure of the research or technology may reduce the value of Psiron's investments, as may difficulties in prosecuting the intellectual property, through maintaining access to qualified and competent staff, or through changes in the regulatory environment, among other potential environmental risks.

Significant Changes in the State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

- In July 2004 raised $2.5m via placement to finance the acquisition of the oncology project licence.
- In August 2004 signed licence agreement with ViroTarg Pty Ltd for the oncolytic virus project.
- In September 2004 commenced recruitment of staff in the regulatory affairs, clinical development and virus production areas.
- In October 2004 opened 1 for 2 rights issue prospectus @ 20c per share to raise $ 10 million.
- In November 2004 and after shareholder approval at the AGM, satisfied all conditions precedent for commencement of Virotarg licence agreement.
- From December 1 2004 Psiron ceased to consolidate the results of Analytica Ltd.
- In December 2004 appointed Assoc Prof Darren Shafren and Dr Dennis Feeney to the Board.
- In December 2004 exercise of 600,000 $1 share options in Cbio Limited.
- In January 2005 relocated Psiron's office to North Ryde.
- In February 2005 received Ethics Committee approval for Phase I clinical trial for use of CVA21 in end stage melanoma patients.
- In March 2005 reported results of first administration to humans of CVA21.
- In April 2005 appointment of Executive Chairman, Scientific Advisory Board, and Production & Regulatory Affairs Committee.
- In June 2005 received BioFirst grant from NSW government ($99,916)
- In June 2005 appointed Chief Financial Officer, Mr Greg Williams.

Likely Developments and Likely Results

Psiron will now focus on becoming a major force in the anticancer therapeutic area and will now seek to opportunistically realise its other biotech investments. The Company will continue to make losses as it invests in its anticancer business.

The Company will need to raise money to continue this rate of investment. Thus it is probable that the Company will seek institutional placements of its shares which may result in the further tightening of the Company's share register to the point where the Top 40 shareholders control in excess of 60% of the issued capital of the Company (currently 42%) which threshold the Directors are of the view is desirable from a future funding perspective and as a pricing defence to opportunistic take over moves.

The Company intends to offer a Share Purchase Plan to its shareholders.

Matters Subsequent to the End of the Financial Year

Subsequent to the end of the year Psiron announced the successful conclusion of its Phase II clinical trial of Sorafin-AD in atopic dermatitis.

On 12th September 2005, Psiron announced a sophisticated investor placement of $2.1 million.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

Meetings of Directors

During the financial year, 12 meetings of Directors were held. Attendances were:

	Directors' Meetings Eligible to attend	Directors' Meetings attended
Mr Stephen Jones (Executive Chairman)	12	12
Ms Julie Nutting (CEO)	12	12
Mr Bryan Dulhunty	12	12
Dr Wolf Hanisch	12	12
Assoc Professor Darren Shafren	6	6
Dr Dennis Feeney	6	6
Mr Ronald van der Pluijm	4	2

REMUNERATION REPORT

This report details the nature and amount of remuneration for each Director of Psiron Ltd and for the executives receiving the highest remuneration.

Remuneration Policy

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is to pay rates commensurate necessary to attract and retain the superior skills required to grow an early stage research and development company into a significant international company.

Directors and Specified Executives

The Directors of Psiron Ltd at any time during the financial year were Mr Stephen Jones (Executive Chairman), Ms Julie Nutting (CEO), Mr Bryan Dulhunty (Non-Executive director), Dr Wolfgang Hanisch (Non-Executive director), Mr Ronald van der Pluijm (Non-Executive director) (resigned 30th November 2004), Associate Professor Darren Shafren (Non-Executive Director appointed 14 December 2004), Dr Dennis Feeney (Non-Executive Director appointed 14 December 2004).

Non-Executive Director remuneration

The Board policy is to remunerate non-executive directors at a level that provides the Company with the ability to attract and retain directors with the experience and qualifications appropriate to the development strategy of the Company's Intellectual Property. The Board determines payments to the non executive directors based on market practice, duties and accountability. The fees for non-executive Directors are not linked to the performance of the Company, however, to align directors interests with shareholder interests, the Directors are encouraged to hold shares in the Company.

Executive Director remuneration

The Board policy is to remunerate executive directors at a level that provides the Company with the ability to attract and retain directors with the experience and qualifications appropriate to the development strategy of the Company's Intellectual Property.

The executive director is Ms Julie Nutting (Chief Executive Officer). Ms Nutting is employed on a salary of $285,000 pa plus superannuation. Ms Nutting's employment contract provides for a termination payout of 8 months salary. The Company does not at this time provide any bonus or incentive scheme, as the Board believes the current equity holdings are sufficient to provide the necessary incentive to work to grow long term shareholder value. This is reflected in the exercise prices associated with Ms Nutting's option package.

There were no other specified executives for Psiron Ltd at any time during the year, except for Mr Greg Williams, Chief Financial Officer. Other executive roles were carried out by Directors.

Directors' Remuneration (2005):

	Directors' Fees	Consulting (i)	Salary	Super-annuation	Deemed value of options (ii)	Total
Mr S Jones						
Psiron Ltd	67,083	69,900	-	6,037	-	143,020
Analytica Ltd	20,833	34,500	-	4,500	-	59,833
IDAL Ltd	33,333	7,500	-	3,000	-	43,833
Ms J Nutting						
Psiron Ltd	-	-	275,167	24,178	425,000	724,345
Analytica Ltd	9,019	-	-	787	-	9,806
Mr B Dulhunty						
Psiron Ltd	45,416	-	-	4,087	-	49,503
Analytica Ltd	14,583	-	-	3,150	-	17,733
IDAL Ltd	23,333	-	-	2,100	-	25,433
Dr W Hanisch						
Psiron Ltd	45,416	12,600	-	4,087	165,000	227,103
Analytica Ltd	12,152	-	-	2,625	-	14,777
Mr R van der Pluijm						
Psiron Ltd	9,019	-	-	787	-	9,806
Analytica Ltd	299,756	-	-	26,978	-	326,734
IDAL Ltd	23,333	7,100	-	2,100	-	32,533
Assoc Prof D Shafren						
Psiron Ltd	27,083	-	-	2,437	220,000	249,520
Dr D Feeney						
Psiron Ltd	27,083	37,500	-	2,437	-	67,020

Executive Management (2005):

	Directors' Fees	Consulting (i)	Salary	Super-annuation	Deemed value of options (ii)	Total
Mr G Williams	-	-	8,884	800	-	9,684
Note that Mr Williams' full year salary package is $180,000.						
Total	657,442	169,100	284,051	90,090	810,000	2,010,68

i) Consultancy fees are paid on normal commercial terms



Directors' Remuneration (2004):

	Directors' Fees	Consulting (i)	Salary	Super-annuation	Deemed value of options	Total
Mr S Jones						
Psiron Ltd	50,000	3,000	-	4,500	270,000	327,500
Analytica Ltd	50,000	13,500	-	4,500	-	68,000
IDAL Ltd	50,000	12,000	-	4,500	-	66,500
Ms J Nutting						
Psiron Ltd	14,583	50,670	145,833	14,438	-	225,524
Analytica Ltd	35,000	7,920	-	3,150	-	46,070
Mr B Dulhunty (i)						
Psiron Ltd	35,000	-	-	3,150	-	38,150
Analytica Ltd	35,000	-	-	3,150	-	38,150
IDAL Ltd	35,000	-	-	3,150	-	38,150
Dr W Hanisch						
Psiron Ltd	35,000	-	-	3,150	-	38,150
Analytica Ltd	35,000	(2,250)	-	3,150	-	35,900
IDAL Ltd	28,132	-	-	2,532	-	30,664
Mr R van der Pluijm						
Psiron Ltd	20,417	-	104,167	13,088	-	137,672
Analytica Ltd	-	-	145,833	13,125	-	158,958
IDAL Ltd	26,250	30,000	-	2,362	-	58,612
Total	449,382	114,840	395,833	77,945	270,000	1,308,000

i) Consultancy fees are paid on normal commercial terms



The accounting standards require the calculation of the deemed value to be based on the period of time between the grant date of the options and their vesting date. As a result the full deemed value of these options are reflected in this years disclosure. Deemed value of options has been calculated in accordance with ASIC recommendations. The value of the options is based on the deemed value of options on the grant date and have been valued using a Black-Scholes pricing model, which takes account of factors including the option exercise price, the current level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, current market price of the underlying share and the expected life of the option. The cost of these options has been calculated by reference to the period between grant date and vesting date and then amortised over that period.

The deemed value of options granted are as follows:

	No. Granted	Grant Date	No. Vesting	Deemed Value $	% of Remuneration
Julie Nutting	3,500,000	18 Nov 04	3,500,000	425,000	58%
Darren Shafren	2,000,000	18 Nov 04	2,000,000	220,000	88%
Ijong Pty Ltd (i)	1,500,000	18 Nov 04	1,500,000	165,000	64%

(i) A company associated with Dr W Hanisch.

Shareholdings:

The following table sets out each Director's relevant interest in securities of the Company or a related body corporate at the date of this report.

Ordinary Shares	Balance 30/6/04	(Sold)	Options exercised	Balance 30/6/05
Mr S Jones	416,667	-	166,667	583,334
Dr W Hanisch	-	-	-	-
Ms J Nutting	-	-	-	-
Assoc Professor D Shafren	-	-	-	1,024,000
Dr D Feeney	-	-	-	-
Mr R van der Pluijm	504,667		50,000	554,667
Mr B Dulhunty	-	-	500,000	500,000
Total	921,334	-	716,667	2,662,001

Non-Listed Option Holdings	Opening Balance	Issued during year	Exercised during year	Expired during year	Closing Balance	Expiry Date	Exercise Price
Mr S Jones	1,083,333	-	166,667	-	916,666	31 Dec 2005	$0.1200
Perfume Only Pty Ltd (1)	50,000	-	50,000	-	-	12 Aug 2004	$0.1952
Perfume Only Pty Ltd (1)	250,000	-	-	250,000	-	12 Aug 2004	$0.3952
Perfume Only Pty Ltd <Tiger Trust>(1)	500,000	-	-	-	500,000	6 Dec 2006	$0.0552
Perfume Only Pty Ltd <Tiger Trust>(1)	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd (2)	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd (2)	500,000	-	500,000	-	-	6 Dec 2006	$0.0552
DFCT Pty Ltd (2)	500,000	-	-	-	500,000	6 Dec 2006	$0.1152
Ijong Pty Ltd (3)	-	1,500,000	-	-	1,500,000	18 Nov 2006	$0.1200
Assoc Prof Darren Shafren	-	2,000,000	-	-	2,000,000	18 Nov 2009	$0.1924
Ms J Nutting	-	1,500,000	-	-	1,500,000	18 Nov 2006	$0.1200
Mr J Walsh	-	1,000,000	-	-	1,000,000	28 Dec 2007	$0.1924
Ms J Nutting	-	1,000,000	-	-	1,000,000	18 Nov 2009	$0.3000
Ms J Nutting	-	1,000,000	-	-	1,000,000	18 Nov 2009	$0.4000
Total	3,883,333	8,000,000	(716,667)	(250,000)	10,916,666		

(1) An entity associated with Mr Ron van der Pluijm
(2) An entity associated with Mr B Dulhunty
(3) An entity associated with Dr W Hanisch

All options were issued free of charge, have vested and are exercisable at any date up to the expiry date. No amounts remain unpaid from options exercised in the year.

Directors' and Auditors' Indemnification

During the last month of the financial year the Company has taken out Directors and Officers Liability Insurance retroactive to 6th October 2004.

The policy

- indemnifies the Company for the wrongful act of a Director or Officer.
- reimburses the Company in respect of legal expenses incurred by Directors and Officers in the successful defence of actions.

In both instances the limit of indemnity is $5 million.

Directors' Interest and Benefits

No Director has since or during the financial year received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts or received as the fixed salary of a full time employee of the economic entity) by reason of a contract made with the Director, with a firm of which he is a member, or with an entity in which he has a substantial financial interest by the Company of an entity that the Company controlled, or a body corporate that was related to the Company when the contract was made or when the Director received or became entitled to receive the benefit.

Non-Audit Services

The Board of Directors is satisfied that the provision of non-audit services by auditors during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

No fees were charged in the current year for non-audit services provided by the auditors.

Signed in accordance with a resolution of the Directors

Stephen Jones
Executive Chairman
Dated: 12 September 2005

CORPORATE GOVERNANCE STATEMENT

Unless disclosed below, all the best practice recommendations of the ASX Corporate Governance Council have been applied for the entire financial year ended 30 June 2005.

Board Role: The Board is responsible for the oversight of the Company, including its control and accountability systems, input and approval of corporate strategy and performance objectives, reviewing and approving systems of risk management, internal compliance and control and ensuring appropriate resources are available, monitoring senior management's performance and implementation of strategy and approving and monitoring financial and other reporting.

Board Composition: The skills, experience and expertise relevant to the position of each Director who is in office at the date of the annual report and their term of office are detailed in the Directors' report.

At the date of this report the Board comprised six directors. No directors are deemed independent.

Directors are deemed not to be independent due to the following factors:

- Mr S Jones (Chairman) is an Executive Chairman and is not independent due to his executive role. Mr Jones is also Chairman of Analytica Ltd, CBio Limited and InJet Digital Aerosols Limited: companies in which Psiron has substantial investments.
- Dr Wolfgang Hanisch while a non executive director is the Managing Director of CBio Limited and was formally a non-executive director of both Analytica and InJet Digital Aerosols Limited, in all of which the Company has substantial investments.
- Prof. Darren Shafren is not independent due to his relationship with Virotarg Intellectual Property.
- Dr Feeney is not independent due to consulting fees charged to the Company.
- Mr Bryan Dulhunty is not independent as the company with which he is associated provides services to the Company.
- Ms Julie Nutting is not independent due to her executive role as CEO.

The Board is of the view that the Board's current composition serves the interests of shareholders for the following reasons:

- The Company's investments are principally in cutting edge technology in early stage development. The Board composition is driven by the founders and chief scientific specialists in these areas.
- Dr Feeney's fees cover his role as Chairman of the independent Scientific Advisory Board and so are not related to an executive role.
- Due to changes to the internal structure of the Company during the year fees paid to a company associated with Mr Bryan Dulhunty are expected to be substantially reduced during the year and Mr Bryan Dulhunty is expected to be judged independent in the future.
- After considering the needs of the Company at this time and procedures put in place, it is the view of the Board that it is not in the interests of shareholders to change the current composition of the Board at this present time.
- All Directors have agreed not to participate in any decision in which they are conflicted. In the case of Directors who are also directors of CBio this would apply where, in the view of the board, CBio's interests are, or could potentially be in conflict with those of other shareholders.

Independent directors have the right to seek independent professional advice at the Company's expense in the furtherance of their duties as directors. Written approval must be obtained from the Chairman prior to incurring any expense on behalf of the Company.

Nomination Committee: The Board has not established a nomination committee. The Board has formed the view, given the Company's size and structure that it is more efficient for the Board as a whole to deal with matters that would otherwise be dealt with by a nomination committee.

Trading policy: The Company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the securities' price.

Audit Committee: An Audit Committee was formed on 4th April 2005. It currently comprises of the Chairman, Mr Stephen Jones, the Company Secretary/Director, Mr Bryan Dulhunty and the Chief Financial Officer, Mr Greg Williams. Whilst the members of this Committee are not independent as outlined under the Board Composition section of this report, the Board has formed the view, given the Company's size and structure that this committee is able to independently review the financial affairs of the Company.

In addition the Board has taken steps to safeguard the integrity of its financial reports.

- The Board reviews regular periodic management reports and has the opportunity to discuss these reports at regular board meetings,
- The Chairman discusses the annual financial report with the auditors in the absence of executive directors to provide an open and frank discussion of any issue or concern the auditors may have.

Risk oversight and management: The Company is a biotechnology entity at the initial stages of intellectual property development. The investment risk profile of the Company is high and investments in this Company are considered speculative.

The Company does not have formal written policies on risk oversight and management. However, as a matter of practice, the Board is responsible for risk oversight and management. Day to day responsibility is delegated to the Chief Executive Officer.

The Chief Executive Officer is responsible for

- Identification of risk
- Monitoring risk
- Communication of risk events to the Board; and
- Responding to risk events, with board authority.

To assist the Board with its responsibility for risk oversight it has established two committees

- an independent Scientific Advisory Board to be convened by Dr Dennis Feeney to advise the Chairman
- a Regulatory Affairs committee to advise the Chairman on Production and regulatory affairs matters. This Committee is convened by Dr Wolf Hanisch and comprises Dr Feeney and Dr Meera Verma (Dr Meera Verma is not associated with the Company).

The Board defines risk to be any event that, if it occurs, will have a material impact on the ability of the Company to achieve its objectives. Risk is considered across the financial, operational and organisational aspects of the Company's affairs.

Given its early stage of development, the financial and organisational risks are considered low, as there are simple financial and organisational structures in place. Success of the Company is dependent upon successful development of the Company's Intellectual Property.

Performance Evaluation: The Board has not conducted a formal annual performance review this financial year. As the Board was significantly restructured during the year to reflect the skills required to develop its newly acquired Virotarg Intellectual Property it was not deemed appropriate to conduct a formal review at this time. The Board is aware that the success of the Company is dependent of the performance of the board and key executives. As such the Chairman has regular contact with directors on individual and group bases to discuss and revise the goals and objectives of the Company.

Remuneration Policies: The Board has not established a remuneration committee. The Board has formed the view, given its size and structure that it is more efficient for the board as a whole to deal with matters that would otherwise be dealt with by a remuneration committee.

The amount of remuneration paid to all directors and executives including all monetary and non-monetary components are detailed in the Remuneration Report section of the Directors Report.

The Board expects that the remuneration structure implemented will result in the Company being able attract and retain the best executives. The Company, with shareholder approval, has granted options over ordinary shares in the Company to directors and senior executives to ensure that directors, executives and shareholder interests are aligned.

There are no schemes for retirement benefits other than statutory superannuation for non-executive directors.

Other information: Further information relating to the Company's corporate governance practices and policies has been made available on the Company's website.

AUDITOR'S INDEPENDENCE DECLARATION

UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

TO THE DIRECTORS OF PSIRON LTD

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

Bentleys MRI
Brisbane Partnership
Chartered Accountants

R J Forbes
Partner

12th September 2005
Brisbane



STATEMENT OF FINANCIAL PERFORMANCE

	Note	Economic Entity		Parent Entity	
		2005 $	2004 $	2005 $	2004 $
Sales Revenue		419,233	953,258	514	-
Other revenue	2a	283,479	199,504	270,703	369,816
Total Income		702,712	1,152,762	271,217	369,816
Cost of goods sold		224,058	451,808	-	-
Research and Development costs		1,815,823	450,722	1,682,064	360,542
Borrowing costs					
- other persons		-	1,287	-	1,287
Amortisation of Intangibles		1,680,387	1,114,800	867,887	-
Amortisation of Leasehold improvements		11,825	27,084	-	-
Write down of investments		704,200	-	704,200	-
Depreciation		97,961	23,948	88,297	1,958
Employee and administration costs		2,469,017	2,171,412	1,771,862	914,688
Total Expenses	2b	7,003,271	4,241,061	5,114,310	1,278,475
Share of net (losses) of associate accounted for using the equity method	2c	(640,057)	(41,016)	-	-
Profit/(Loss) from ordinary activities before income tax		(6,940,616)	(3,129,315)	(4,843,093)	(908,659)
Income tax expense	3	-	-	-	-
Profit/(Loss) from ordinary activities after income tax		(6,940,616)	(3,129,315)	(4,843,093)	(908,659)
Loss attributable to outside equity interests		1,043,546	3,187,841	-	-
Profit/(Loss) attributable to members of the parent entity	14	(5,897,070)	58,526	(4,843,093)	(908,659)
Share issue costs		-	-	-	-
Total changes in equity other than those resulting from transactions with owners as owners attributable to Psiron Ltd		(5,897,070)	58,526	(4,843,093)	(908,659)
Basic Earnings (loss) per share	4	(0.05)	0.001		
Diluted Earnings (loss) per share	4	(0.05)	0.001		

The accompanying notes form part of these financial statements.

STATEMENT OF FINANCIAL POSITION

	Note	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Current Assets					
Cash assets	5	1,407,774	2,037,411	1,407,774	301,961
Receivables	6	447,819	1,197,867	447,819	160,111
Inventories	7	-	224,659	-	-
Total Current Assets		1,855,593	3,459,937	1,855,593	462,072
Non-Current Assets					
Plant & equipment	8	664,666	134,979	664,666	4,262
Receivables	6	56,298	21,864	56,298	21,864
Investments	9	3,658,086	1,448,143	4,650,000	4,750,000
Intangible assets	10	2,901,713	3,900,995	2,901,713	-
Total Non-Current Assets		7,280,763	5,505,981	8,272,677	4,776,126
Total Assets		9,136,356	8,965,918	10,128,270	5,238,198
Current Liabilities					
Payables	11	365,789	667,481	365,789	336,739
Provisions	12	67,369	138,530	67,369	56,819
Total Current Liabilities		433,158	806,011	433,158	393,558
Total Liabilities		433,158	806,011	433,158	393,558
Net Assets		8,703,198	8,159,907	9,695,112	4,844,640
Equity					
Parent Entity Interest					
Contributed Equity	13	25,903,550	16,209,985	25,903,550	16,209,985
Accumulated losses	14	(17,200,352)	(12,787,937)	(16,208,438)	(11,365,345)
		8,703,198	3,422,048	9,695,112	4,844,640
Outside Equity Interest					
Contributed Equity		-	9,192,128	-	-
Accumulated losses		-	(4,454,269)	-	-
		-	4,737,859	-	-
Total Equity		8,703,198	8,159,907	9,695,112	4,844,640

The accompanying notes form part of these financial statements.

STATEMENT OF CASH FLOWS

	Note	Economic Entity		Parent Entity	
		2005 $	2004 $	2005 $	2004 $
Cash Flows from Operating Activities	15				
Receipts from customers		628,126	1,318,937	172,124	124,518
Payments to suppliers and employees		(4,591,823)	(3,428,713)	(3,556,706)	(1,363,471)
Interest received		119,472	37,012	106,696	33,603
Borrowing costs and interest		-	(1,287)	-	(1,287)
Net cash provided by/ (used in) operating activities		(3,844,225)	(2,074,051)	(3,277,886)	(1,206,637)
Cash Flows from Investing Activities					
Investment in non-listed entity					
- InJet Digital Aerosols Inc		(244,200)	(230,000)	(244,200)	(230,000)
- Brewer Retractable Technologies Pty Ltd		-	(499,766)	-	-
Investment in associated company					
- InJet Digital Aerosols Ltd - CBio Limited		-	(189,159)	-	(189,159)
		(600,000)	-	(600,000)	-
Investment in IP					
- Virotarg		(3,000,000)	-	(3,000,000)	-
- Burette		(60,000)	-	-	-
Other					
Disposal of controlled entity		(1,270,761)	-	-	-
Security deposit		(56,298)	-	(56,298)	-
Payments for property, plant and equipment		(639,767)	(16,413)	(639,767)	(2,564)
Net cash provided (used in) investing activities		(5,871,026)	(935,338)	(4,540,265)	(421,723)
Cash Flows from Financing Activities					
Proceeds from Share Issue		9,479,655	4,009,591	9,318,005	1,247,600
Costs of fund raising		(394,041)		(394,041)	
Loan to controlled entity		-	-	-	32,861
Net cash provided by/ (used in) financing activities		9,085,614	4,009,591	8,923,964	1,280,461
Net (decrease)/ increase in cash held		(629,637)	1,000,202	1,105,813	(347,899)
Cash at the beginning of the year		2,037,411	1,037,209	301,961	649,860
Closing cash at the end of the year	5	1,407,774	2,037,411	1,407,774	301,961

The accompanying notes form part of these financial statement.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This financial report is a general-purpose financial report that has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report has been prepared on the accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the material accounting policies adopted by the economic entity in the preparation of the financial report.

The financial report covers the economic entity of Psiron Ltd and controlled entities, and Psiron Ltd as an individual parent entity. Psiron is a listed public company, incorporated and domiciled in Australia.

Going Concern

The financial report for the year ended 30 June 2005 is prepared on a going concern basis. The Company's forward cash flow projections currently anticipate an excess of cash outflows over inflows and currently available cash from operating activities. The raising of additional cash funds through the issuance of debt and / or equity instruments is likely to be required to fund the cash deficiency. Should fund raising activities not produce sufficient funds, the company may not be able to pay its debts and commitments as and when they fall due and may be required to realise assets and extinguish liabilities other than in the normal course of business and at amounts different from those stated in the financial statements.

a) Principles of Consolidation

A controlled entity is any entity controlled by Psiron Ltd. Control exists where Psiron Ltd has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Psiron Ltd to achieve the objectives of Psiron Ltd.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation.

Where controlled entities have entered or left the economic entity during the year, their operating results were included from the date control was obtained or until the date control ceased.

Outside interests in the equity and results of controlled entities are shown as a separate item in the consolidated financial report.

b) Income Tax

The economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences, arising due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income, are brought to account as either a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period when the benefit will be received or the liability will become payable. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit. The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and anticipates the economic entity will derive sufficient future assessable income enabling the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c) Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of manufactured products includes direct materials, direct labour and an appropriate portion of variable and fixed overheads. Overheads are applied on the basis of normal operating capacity. Costs are assigned on the basis of weighted average costs.

d) Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation. The carrying amount of property, plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows, received from the assets' employment and subsequent disposal. The expected net cash flows were not discounted to their present values in determining recoverable amounts.

The depreciable amount of all fixed assets is depreciated on a straight-line basis over their useful lives to the economic entity commencing from the time the asset is held ready for use. Leasehold improvements are amortised over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Leasehold Improvements	20%
Plant and Equipment	20 - 40%

e) Other Financial Assets

Non-current investments

Non-current investments are carried at cost or at directors' valuation. The carrying amount of investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the underlying net assets of non-listed investments. The expected net cash flows from investments were not discounted to their present value in determining the recoverable amounts.

Research and Development Expenditure

Research and development costs are charged to profit from ordinary activities before income tax as incurred or deferred where it is expected beyond any reasonable doubt that sufficient future benefits will be derived so as to recover those deferred costs.

f) Intangibles

Patents and Trademarks

Patents and trademarks are valued in the accounts at cost of acquisition and amortised over the period of expected realisation of their benefits where there is certainty of future economic benefit.

Intellectual Property

Intellectual Property has been brought to account at Directors' valuation less a discount on acquisition arising from the purchase of a controlling interest in Analytica Ltd. The valuation was based on the expected net cash flows received from the assets employment. The expected net cash flows have been discounted to their present values. No capital gains tax has been taken into account in determining revalued amounts. Amortisation of Intellectual Property commences in the month following acquisition.

On the 4th August 2004, Psiron signed a world-wide licence agreement with Virotarg Pty Ltd and its major shareholders, The University of Newcastle Research Associates (TUNRA) Ltd and SciCapital Pty Ltd. Psiron will secure the intellectual property and patents relating to the project with the total acquisition cost of $5 million in cash and 22.5 million shares to be paid against agreed milestones.

The licence agreement, which will focus Psiron as a leading anticancer biotechnology company, covers the ongoing development of Virotarg's technology, relating to the use of oncolytic viruses ("virotherapy") for the treatment of a range of different cancers.

g) Foreign Currency Transactions and Balances

Foreign currency transactions during the year are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date. The gains and losses from conversions of short-term assets and liabilities, whether realised or unrealised, are included in operating profit before income tax as they arise.

h) Employee Benefits

Provision is made for the economic entity's liability for employee benefits arising from services rendered by employees to the reporting date. Employee benefits expected to be settled within one year together with benefits arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amounts on remuneration rates which are expected to be paid when the liability is settled. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. Contributions are made by the economic entity to employee superannuation funds and charged as expenses when incurred.

The Company operates an employee share scheme. Profits and losses incurred by employees, being the difference between the market value and the purchase price of the underlying share, are not recorded by the Company as remuneration paid to employees.

i) Cash

For the purposes of the statement of cash flows, cash includes:

- cash at call and at call deposits with banks or financial institutions, net of bank overdrafts
- investments in money market instruments with less than 14 days to maturity.

j) Comparative Figures

Where required by Accounting Standards, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

k) Revenue

Revenue from the provision of services or the sale of goods is recognised upon the delivery of the services and goods to customers. All revenue is stated net of the amount of goods and services tax (GST).

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the

l) Adoption of Australian Equivalents to International Financial Reporting Standards

The Company is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) that will be applicable for the financial year ended 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on the total equity as at the date of the transition and 30 June 2005 and on Net Profit for the year ended 30 June 2005. The figures disclosed are management's best estimate of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of the transition to AIFRS may differ from the estimates disclosed due to (a) ongoing work being undertaken to determine precise numbers (b) emerging accepted practices in the interpretation and application of AIFRS and UIG interpretations.

- Estimate of effect on Total Equity : Adoption of AIFRS is not expected to have any material effect on the recorded value of Total Equity.
- Estimate of effect on Net Profit / (Loss) : Adoption of AIFRS is not expected to have any material effect on the recorded value of Net Profit / (Loss).

It is however noted that

- Under AASB136 *Impairment of Assets*, the recoverable amount of an asset is determined as the higher of net selling price and value in use. The group's current policy is to determine the recoverable amount of an asset on the basis of cash flows. It is likely that this change in accounting policy will lead to impairment being recognised more often.
- Under AASB 2 *Share based Payments*, the company would recognise the fair value of options granted to employees as remuneration as an expense on a pro rata basis over the vesting period in the income statement with a corresponding adjustment to equity. Share-based payment costs are not recognised. The impact of AASB 2 Share Based Payments on the 2005 financial report is difficult to quantify due to the fact that it will be a function of future events, namely, the quantity and value of options at a future time.

2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
Profit/(Loss) from ordinary activities before income tax has been determined after				
a) Revenues				
Licence fee	-	10,000	-	-
Management fee from controlled entity	-	-	-	65,085
Other income – Sorafin BIF Grant	73,174	152,493	73,174	152,493
Sorafin BioFirst Grant	90,833	-	90,833	-
Interest Income				
- controlled entities	-	-	-	118,635
- other parties	119,472	37,011	106,696	33,603
	283,479	199,504	270,703	369,816
b) Expenses				
Operating lease rentals	82,404	86,533	-	-
Remuneration of the auditor of the parent entity				
- auditing and reviewing the financial reports	30,050	37,250	21,050	18,750
- other services	-	1,400	-	-
c) Share of net profits/(losses) of associated accounted for using the equity method				
Share of profit/(loss)	(640,057)	20,777	-	-
Prior year shortfall carried forward to 2004	-	(61,793)	-	-
Share of net (loss)	(640,057)	(41,016)	-	-



3. INCOME TAX

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
The prima facie tax on the profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows:				
Prima facie tax payable on profit/(loss) from ordinary activities before income tax at 30%	(2,082,184)	17,557	(1,453,086)	(272,598)
Add Tax effect of:				
- non deductible write down of investment				
- non deductible legal fees	211,260	-	211,260	-
- non deductible amortisation of intellectual property	504,116	334,440	260,336	-
- non deductible gain on transfer of accumulated loss arising from dilution in holding of subsidiary company	-	(291,054)	-	-
- non deductible share of equity accounted loss	192,017	12,304	-	-
- non deductible legal fees	54,817	-	54,817	-
Future income tax benefit (recognise)/ not recognised	(1,119,974)	(73,247)	(926,673)	272,598
Income tax benefit attributable to loss from ordinary activities before income tax	-	-	-	-

The Directors estimate the potential future income tax benefit at 30 June 2005 in respect of tax losses not brought to account for the economic entity is $5,834,517 and for the parent entity $5,834,517.

This benefit for tax losses will only be obtained if:

(i) the economic entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from deductions for the losses to be realised;

(ii) the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the economic entity in realising the benefit from the deductions for the losses

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
Franking Account				
Balance of franking account at year end	-	-	-	-

4. EARNINGS PER SHARE	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Basic earnings (loss) per share	(0.05)	0.001		
Diluted earnings (loss) per share	(0.05)	0.001		
Income and share data used in the calculations of basic and diluted earnings per share				
Net Profit/(Loss)	(5,897,070)	58,526		

	Economic Entity 2005	Economic Entity 2004	Parent Entity 2005	Parent Entity 2004
Weighted average number of ordinary shares on issue in the calculation of basic earnings per share	122,673,128	89,770,931		
Effect of dilutive securities	6,279,452	6,470,273		
Adjusted weighted average number of Ordinary shares and potential ordinary shares used in calculating diluted earnings per share	128,952,580	96,241,204		

5. CASH ASSETS	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Cash at Bank	639,305	1,775,652	639,305	40,202
Short-Term Investments	768,469	261,759	768,469	261,759
	1,407,774	2,037,411	1,407,774	301,961



	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
6. RECEIVABLES				
Current				
Trade debtors	565	112,303	565	-
Share Issue Receivable	-	879,720	-	-
Other receivables	447,254	205,844	447,254	160,111
	447,819	1,197,867	447,819	160,111
Non-Current				
Loan to subsidiary	-	-	-	-
Other receivables	56,298	21,864	56,298	21,864
	56,298	21,864	56,298	21,864
7. INVENTORIES				
Inventories at cost				
- Raw materials	-	179,765	-	-
- Work in Progress	-	36,905	-	-
- Finished Goods	-	7,989	-	-
	-	224,659	-	-
8. PLANT AND EQUIPMENT				
Plant & Equipment – at Cost	755,051	160,030	755,051	32,543
Less: Accumulated Depreciation	(90,385)	(90,697)	(90,385)	(28,281)
	664,666	69,333	664,666	4,262
Leasehold Improvements – at Cost	-	135,482	-	-
Less: Accumulated Amortisation	-	(69,836)	-	-
	-	65,646	-	-
Total Property, Plant & Equipment	664,666	134,979	664,666	4,262
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year				
Plant, equipment at cost				
Carrying amounts at beginning	69,333	76,869	4,262	3,656
Additions	749,677	16,412	749,677	2,564
Disposals at WDV	(976)	-	(976)	-
Deconsolidation of Analytica	(65,071)	-	-	-
Depreciation expense	(88,297)	(23,948)	(88,297)	(1,958)
Balance at end of year	664,666	69,333	664,666	4,262
Leasehold Improvements at cost				
Carrying amounts at beginning	65,646	92,730	-	-
Deconsolidation of Analytica	(65,646)	-	-	-
Amortisation expense	-	(27,084)	-	-
Balance at end of year	-	65,646	-	-



9. (a) INVESTMENTS at cost

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
Investment in unlisted entity				
- CBio Ltd (5.8% ownership interest)	1,200,000	600,000	1,200,000	600,000
- InJet Digital Aerosols Inc (45.0% ownership interest)	704,200	700,000	704,200	700,000
Provision for diminution in value	(704,200)	-	(704,200)	-
Investment in equity accounted associates				
- InJet Digital Aerosols Ltd (IDAL)	116,786	148,143	500,000	500,000
- Analytica Ltd	2,341,300	-	2,950,000	2,950,000
	3,658,086	1,448,143	4,650,000	4,750,000

The Directors have reviewed the carrying value of the investments and believe they are fairly valued.

CBio Limited (5.8% ownership interest) is a biotech development company based in Queensland. It is developing technology based on chaperonin 10.

InJet Digital Aerosols Limited (IDAL) (45% ownership interest) have an interest in intellectual property relating to the administration of drugs via inhalation using inkjet printer cartridge technology. IDAL has a licence agreement with Canon Inc of Japan for its seven patent families. The agreement gives Canon worldwide exclusive rights to develop and commercialise the technology, for which IDAL has received an upfront payment and it is entitled to royalties on future commercialisation of the product by Canon. Under the agreement Canon is responsible for completing the development, clinical trialing and regulatory approval necessary to get the technology to market.

Analytica Ltd (28.2% ownership interest) In November 2004 the structure of the Analytica Ltd Board of Directors changed and both Julie Nutting and Ronald van der Pluijm ceased to be Directors. As a result the Analytica Ltd Board came under significance influence of outside interests and consequently, Psiron no longer consolidates Analytica Ltd, but reflects the relationship via an equity accounting basis. During the year Analytica has re-focused as a medical device company through a significant increase in its medical device portfolio and the divestment of its diagnostic division. The company has advanced its retractable syringe technology to develop products that reduce risk of needle stick injuries as well as acquiring and developing an autoburette for intravenous drug delivery.



9. (b) INVESTMENTS accounted for using the equity method

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
IDAL 45% ownership interest				
Share of associate's net profit/(loss) after tax	(31,357)	20,777	-	-
Prior year shortfall carried forward	-	(61,793)	-	-
Share of net(loss)	(31,357)	(41,016)	-	-
Carrying amount of investment				
Balance at beginning of year	148,143	-	-	-
New investment	-	189,159	-	-
Share of loss to extent of carrying amount	(31,357)	(41,016)	-	-
Carrying amount of investment in associate at end of year	116,786	148,143	-	-
Share of associate's assets and liabilities				
Current Assets	118,617	251,852	-	-
Non-current assets	873	1,297	-	-
Current liabilities	(17,518)	(105,006)	-	-
Net Assets	101,972	148,143	-	-
Accumulated losses attributable to associate				
Balance at beginning of year	(351,857)	(372,634)	-	-
Share of associate's net profits/(losses)	(31,357)	20,777	-	-
Balance at end of year	(383,214)	(351,857)	-	-

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
Analytica 28.2% ownership interest				
Share of associate's net profit/(loss) after tax	(608,700)	-	-	-
Prior year shortfall carried forward	-	-	-	-
Share of net(loss)	(608,700)	-	-	-
Carrying amount of investment				
Balance at beginning of year	-	-	-	-
New investment	2,950,000	-	-	-
Share of loss to extent of carrying amount	(608,700)	-	-	-
Carrying amount of investment in associate at end of year	2,341,300	-	-	-
Share of associate's assets and liabilities				
Current Assets	311,415	-	-	-
Non-current assets	616,517	-	-	-
Current liabilities	(63,083)	-	-	-
Net Assets	864,849	-	-	-
Accumulated losses attributable to associate				
Balance at beginning of year	-	-	-	-
Share of associate's net profits/(losses)	(608,700)	-	-	-

10. INTANGIBLES

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
Intellectual Property				
- Brewer Retractable Technologies Pty Ltd	-	3,900,995	-	-
- Virotarg Licence (i)	3,769,600	-	3,769,600	-
less Accumulated amortisation	(867,887)	-	(867,887)	-
	2,901,713	3,900,995	2,901,713	-

(i) Acquisition of Intellectual Property – Virotarg Licence Agreement.

On the 4th August 2004 Psiron signed a worldwide licence agreement with ViroTarg Pty Ltd and its major shareholders, The University of Newcastle Research Associates Ltd and SciCapital Pty Ltd. The licence agreement, which will focus Psiron as a leading anticancer biotechnology company, covers the ongoing development of Virotarg's technology relating to the use of oncolytic viruses ("virotherapy") for the treatment of a range of different cancers.

	Economic Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
11. PAYABLES				
Current				
Trade creditors	142,916	380,043	142,916	96,739
Other unsecured	222,873	287,438	222,873	240,000
	365,789	667,481	365,789	336,739
12. PROVISIONS				
Employee benefits				
- Provision for Annual Leave	23,369	43,606	23,369	2,819
- Provision for Long Service Leave	-	3,230	-	-
Provision for audit	11,500	21,000	11,500	9,000
Provision for tax services	17,500	43,694	17,500	30,000
Other	15,000	27,000	15,000	15,000
	67,369	138,530	67,369	56,819

At 30 June 2005 the economic entity had 11 employees (2004: 9)



13. CONTRIBUTED EQUITY

	Note	Parent Entity $ 2005	Parent Entity $ 2004	Parent Entity Number 2005	Parent Entity Number 2004
Ordinary Shares	(a)	25,903,550	16,209,985	143,239,825	91,424,930
Unlisted Options					
- Employee	(b)			1,370,000	1,170,000
- Other	(c)			14,841,666	5,533,333
(a) Ordinary Shares					
At the beginning of the reporting period		16,209,985	14,962,385	91,424,930	85,979,043
Shares Issued during the year					
Share placement 12 Aug 04		2,527,000	-	13,300,000	-
Exercise of options		57,360	-	716,667	-
Exercise of options		24,000	-	200,000	-
Share Purchase Plan 7 Oct 03		-	1,140,000	-	4,529,220
Prospectus allotment Dec 04		4,837,445	-	24,187,228	-
Virotarg licence allotment		481,000	-	2,500,000	-
Share placement 2 Feb 05		441,300	-	2,206,500	-
Exercise of 6 Dec 06 options		-	57,600	-	500,000
Exercise of 31 Dec 05 options		-	50,000	-	416,667
Share placement 8 Feb 05		1,266,300	-	6,331,500	-
Shares allotted		65,600	-	328,000	-
Shares allotted		84,000	-	420,000	-
Options exercised		6,000	-	50,000	-
Options exercised		9,000	-	75,000	-
Virotarg licence allotment		288,600	-	1,500,000	-
Rights issue costs		(394,040)	-	-	-
At the end of the reporting period		25,903,550	16,209,985	143,239,825	91,424,930

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.



	Parent Entity		Parent Entity	
	$ 2005	$ 2004	Number 2005	Number 2004
(b) Unlisted Options – Employee Share Scheme				
Movements in options issued under the employee share scheme during the year			300,000	-
Number at the beginning of the reporting period			1,170,000	1,170,000
- Lapsed			-	-
Number at the end of the reporting period			1,470,000	1,170,000

Employee share scheme options		Number of options	Expiry date	Exercise Price
– Date issued				
31 August 1999		150,000	30 Aug 09	24.5 cents
21 October 1999		1,000,000	21 Oct 09	43.5 cents
18 April 2001		20,000	18 April 11	34.5 cents
24 February 2005		300,000	24 Feb 2010	20.0 cents
Total on issue		1,470,000		

The employee share scheme options are issued on the following terms

(a) each option entitles the participant to acquire an unissued ordinary share in the Company;

(b) allocations of options will be limited to 15% of issued shares in the Company;

(c) options are unlisted and are not transferable;

(d) options not exercised within the prescribed period will lapse;

(e) each option has no voting or dividend rights;

(f) upon the exercise of the options, a participant will be entitled to receive any bonus issue shares which would have been received had the participant been a shareholder at the time of the bonus issue made *pro rata* to other shareholders. Also, where the Company raises capital by way of a *pro rata* rights issue to shareholders, there is a proportional adjustment made to the options price issue in such cases.

	Note	Parent Entity		Parent Entity	
		$ 2005	$ 2004	Number 2005	Number 2004
c) Other Unlisted Options Issued					
Movements in options issued during the year					
Number at the beginning of the reporting period				5,533,333	4,950,000
- Issued				10,600,000	1,900,000
- Exercised				(1,041,667)	(916,667)
- Lapsed				(250,000)	(400,000)
Number at the end of the reporting period				14,841,666	5,533,333

	Opening Balance	Issued during Year	Exercised during Year	Expired during Year	Closing Balance	Expiry Date	Exercise Price
Perfume Only Pty Ltd	50,000	-	50,000	-	-	12 Aug 2004	$0.1952
Perfume Only Pty Ltd	250,000	-	-	250,000	-	12 Aug 2004	$0.3952
Sir James Killen	250,000	-	-	-	250,000	27 Nov 2005	$0.3952
Colorado Investments Pty Ltd	500,000	-	-	-	500,000	27 Nov 2005	$0.9952
Colorado Investments Pty Ltd	500,000	-	-	-	500,000	27 Nov 2005	$1.4952
Mr Stephen Jones	1,083,333	-	166,667	-	916,666	31 Dec 2005	$0.1200
Sir James Killen	400,000	-	325,000	-	75,000	31 Dec 2005	$0.1200
Perfume Only Pty Ltd <Tiger Trust>	500,000	-	-	-	500,000	6 Dec 2006	$0.0552
Perfume Only Pty Ltd <Tiger Trust>	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd	500,000	-	-	-	500,000	6 Dec 2006	$0.1752
DFCT Pty Ltd	500,000	-	500,000	-	-	6 Dec 2006	$0.0552
DFCT Pty Ltd	500,000	-	-	-	500,000	6 Dec 2006	$0.1152
Ijong Pty Ltd (1)	-	1,500,000	-	-	1,500,000	18 Nov 2006	$0.1200
Darren Shafren (2)	-	2,000,000	-	-	2,000,000	18 Nov 2009	$0.1924
Richard Barry (3)	-	1,000,000	-	-	1,000,000	18 Nov 2009	$0.1924
Susanne Johansson (4)	-	750,000	-	-	750,000	18 Nov 2009	$0.1924
Gough Au (5)	-	750,000	-	-	750,000	18 Nov 2009	$0.1924
S Smith (6)	-	100,000	-	-	100,000	18 Nov 2009	$0.1924
J Nutting (7)	-	1,500,000	-	-	1,500,000	18 Nov 2006	$0.1200
J Walsh (8)	-	1,000,000	-	-	1,000,000	28 Dec 2007	$0.1924
J Nutting (7)	-	1,000,000	-	-	1,000,000	18 Nov 2009	$0.3000
J Nutting (7)	-	1,000,000	-	-	1,000,000	18 Nov 2009	$0.4000
Total	5,533,333	10,600,000	1,041,667	250,000	14,841,666		

1. 1,500,000 options were issued to a company associated with Dr Wolf Hanisch on 18 November 2004
2. 2,000,000 options were issued to Dr Darren Shafren on 18 November 2004
3. 1,000,000 options were issued to Dr Richard Barry on 18 November 2004
4. 750,000 options were issued to Dr S Johansson on 18 November 2004
5. 750,000 options were issued to Dr Gough Au on 18 November 2004
6. 100,000 options were issued to S Smith on 18 November 2004
7. 3,500,000 options were issued to Ms Julie Nutting on 18 November 2004
8. 1,000,000 options were issued to Mr J Walsh on 18 November 2004

The following terms and conditions apply to other options issued

(a) options issued entitle the holder to acquire an unissued ordinary share in the Company;

(b) the options are unlisted and not transferable;

(c) options not exercised in the prescribed period will lapse;

(d) each option has no voting or dividend rights.

If all unlisted options are exercised in accordance with their terms of issue, 16,211,666 shares would be issued (2004: 6,703,333) and Contributed Equity would increase by $3m (2004: $2.27m).

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
14. ACCUMULATED LOSSES				
Accumulated losses at the beginning of the year	(12,787,937)	(12,846,463)	(11,365,345)	(10,456,686)
Profit/(Loss) for the year	(5,897,070)	58,526	(4,843,093)	(908,659)
Accumulated Losses no longer consolidated	1,484,655	-	-	-
Accumulated losses at the end of the year	(17,200,352)	(12,787,937)	(16,208,438)	(11,365,345)

As a result of changes made to the composition of the Board of Analytica Ltd, on the 30th November 2004 Psiron ceased to control Analytica Ltd. This loss of control resulted in Psiron ceasing to consolidate Analytica. As at 30 November 2004 Psiron controlled 28.2% of the share capital of Analytica Ltd. As there was no sale of securities, there is no cash flow or gain or loss on disposal of assets.

The effect of the financial position of Psiron as a result of this loss of control is simply a reclassification of assets and liabilities on the consolidated accounts of Psiron. The reclassification of assets on the consolidated accounts of Psiron was as follows :

	$
Increase in Investment in Analytica	2,950,000
Decrease in assets and liabilities of Analytica previously consolidated	
- cash	(1,270,761)
- receivables	(910,177)
- inventories	(209,655)
- plant and equipment	(121,415)
- intangibles	(3,233,495)
- creditors	540,236
- provisions	45,610
- parent entity - accumulated losses	1,484,655)
- outside equity equity interests - accumulated losses	(5,497,815)
- outside equity interest - contributed equity	9,192,127
Net change in assets and liabilities	-



15. CASH FLOW INFORMATION

	Economic Entity		Parent Entity	
	2005 $	2004 $	2005 $	2004 $
(i) Reconciliation of Cash Flow from operations with loss from ordinary activities after income tax				
Net Cash Inflow/(Outflow) from Operating Activities	(3,844,225)	(2,074,051)	(3,277,886)	(1,206,637)
Depreciation and Amortisation	(1,789,633)	(1,165,832)	(956,184)	(1,958)
Share of loss of associate accounted for using the equity method	(640,057)	(41,016)	-	-
(Decrease)/increase in other receivables	(36,868)	(151,230)	69,118	7,934
(Decrease)/increase in Inventories	(224,659)	(17,666)	-	-
(Increase)/decrease in accounts payable	83,189	(2,485)	(160,117)	7,037
(Increase)/Decrease in provisions	71,161	35,560	(10,550)	40,307
(Increase)/Decrease in other payables	-	200,000	-	-
Increase/(Decrease) in prepaid expenses	144,676	87,405	196,726	92,226
Provision for diminution of Investment	(704,200)	-	(704,200)	-
Non cash loans to subsidiaries	-	-	-	152,432
Loss from ordinary activities after Income Tax	(6,940,616)	(3,129,315)	(4,843,093)	(908,659)

(iii) Financing Facilities: At 30 June 2005 the parent entity had a $5m convertible note facility with Australian Technology Innovation Fund Ltd, an entity associated with directors Mr Stephen Jones and Wolf Hanisch. The ability to draw down this facility is subject to compliance with ASX listing rules. This facility expires in October 2005 with an option for renewal.

Other than this facility the parent and its controlled entities had no credit standby arrangements or used and unused loan facilities.



16. CONTROLLED ENTITIES

Name	Country of Incorp	% Owned		Contributions to Economic Entity Operating Profit/(Loss)	
		2005 $	2004 $	2005 $	2004 $
Controlled entities and contribution to Economic Entity Loss:					
Psiron Ltd	Australia			(4,843,093)	(1,124,539)
Wholly owned subsidiaries of Psiron Ltd:					
- MS Therapeutics Pty Ltd	Australia	100	100	-	-
- Medical Innovations Ltd	Australia	100	100	-	-
- Diagnostics Australia PL	Australia	100	100	-	-
Controlled Entities of Psiron Ltd					
-Analytica Ltd	Australia	28.2	28.4	(1,457,466)	(848,960)
Controlled entities of Analytica Ltd					
- Graesser Pty Ltd	Australia		100	-	(1,114,800)
- YL Brands Pty Ltd	Australia		95	-	-
- Brewer Retractable Technologies Pty Ltd	Australia		100	-	-
Controlled entities of Graesser					
-Flair (PLA) R and D PL	Australia		100	-	-
-Active (PLA) R and D PL	Australia		100	-	-
-Heracles (PLA) R and D PL	Australia		100	-	-
-Apelda (PLA) R and D P L	Australia		100	-	-
-Edzell (PLA) R and D P L	Australia		100	-	-
-Northmoor (PLA) R and D PL	Australia		100	-	-
-HSC (PLA) R and D PL	Australia		100	-	-
Share of net (losses) of associate accounted for using the equity method				(640,057)	(41,016)
				(6,940,616)	(3,129,315)

17. DISCONTINUING OPERATIONS

As a result of changes made to the composition of the Board of Analytica Ltd on the 30th November 2004, Psiron ceased to control Analytica Ltd. This loss of control resulted in Psiron ceasing to consolidate Analytica. As at 30 November 2004 Psiron controlled 28% of the share capital of Analytica Ltd. Refer further to comments in Note 14.

18. SEGMENT INFORMATION

Industry Segment	Diagnostics		Corporate		Consolidated	
	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$
Operating revenue						
Sales to customers	418,719	953,258	514	-	419,233	953,258
Other	-	10,000	283,479	189,504	283,479	199,504
Segment Revenue	418,719	963,258	283,993	189,504	702,712	1,152,762
Share of net (losses) of associate accounted for using the equity method	-	-	(640,057)	(41,016)	(640,057)	(41,016)
Segment Result	(1,457,466)	27,721	(5,483,150)	(3,157,036)	(6,940,616)	(3,129,315)
Segment Assets	-	691,585	9,136,356	8,274,333	9,136,356	8,965,918
Segment Liabilities	-	143,365	433,158	662,646	433,158	806,011
Investments accounted for using the equity method.	-	-	-	148,143	-	148,143
Ordinary operating expenses are after charging:						
- Depreciation and Amortisation	21,489	49,074	88,297	1,958	109,786	51,032
- Amortisation of IP	812,500	-	867,887	1,114,800	1,680,387	1,114,800
- R and D costs	133,759	90,180	1,682,064	360,542	1,815,823	450,722
Assets acquired	-	13,848	749,677	2,564	749,677	16,412

The economic entity derived income during the year ended 30 June 2005 from:

- The manufacture and distribution of diagnostic products.
- Income from investment of surplus funds to support the economic entity's biotechnology, medical research and development programs.
- Grant income in relation to Sorafin proof of concept from the Commonwealth Government's Biotechnology Innovation Fund and from the NSW Government's BioFirst programme.

Geographical Segment

The activities of the Company take place principally on the east coast of Australia.

19. CAPITAL AND LEASING COMMITMENTS

a) Commitments - Operating Lease

	Economic Entity 2005 $	Economic Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
- Non-cancelable operating lease contracted for but not capitalised in the financial statements payable				
- not later than 1 year	102,360	90,254	102,360	-
- later than 1 year but not later than 2 years	52,180	-	52,180	-
	154,540	90,254	154,540	-

The Operating lease commitment relates to the lease of the office facilities, which have a currency of two years. In addition to the rentals payable, the lessee is responsible for defined outgoings and all rentals are subject to annual reviews based on specific consumer price indices.

20. CONTINGENT LIABILITIES/GUARANTEE

Psiron and the Australian Technology Innovation Fund Limited, jointly and severally, guarantee the performance of the obligations of InJet Digital Aerosols Limited (IDAL) in the licence agreement between Canon Inc and IDAL. The guarantee includes, without limitation, the grant of the exclusive licence of the patents to Canon and the refund of the initial upfront fee of US$1 million to Canon in case of a material breach of the licence agreement by IDAL.

Under the Virotarg Licence agreement Psiron is obligated to fund the remainder of the senior researchers employment contracts OR until the expiration of 12 months from Psiron ceasing obligations under the agreement. At the date of this report there are no other known contingent liabilities.

21. FINANCIAL INSTRUMENTS

The economic entity's exposure to interest rate risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on those financial assets and financial liabilities, is as follows:

	Weighted average effective interest rate 2005 %	Weighted average effective interest rate 2004 %	Economic Entity 2005 $	Economic Entity 2004 $
FINANCIAL ASSETS:				
Floating Interest rate				
- Cash at bank	1.5	1.5	1,407,774	2,037,411
Non Interest Bearing				
- Receivables	-	-	447,819	1,197,867
Total Financial assets			1,855,593	3,235,278
FINANCIAL LIABILITIES:				
Non Interest	-	-		
- Trade and Sundry creditors	-	-	365,789	667,481
Total Financial Liabilities			365,789	667,481

Net fair value: All financial assets and liabilities are shown at their net fair value.

22. RELATED PARTIES

Transactions with related parties:

a) Share Transactions of Directors

Details of Directors holdings and transactions in equity securities of the Company are set in the Directors' Report – Directors Remuneration.

b) Other Transactions with Directors

Directors receive a fixed director's fee. If any director performs additional services for the economic entity they are paid a fee based on normal commercial terms. These payments are detailed in the Remuneration Report contained within the Directors' Report.

c) Transactions with Director-Related Entities

The Company has an investment in CBio Ltd a company of which Mr Stephen Jones and Dr Wolf Hanisch are directors. These directors excluded themselves from the decision to make this investment.

Bryan Dulhunty is a director of CoSA Pty Ltd. CoSA was paid rent of $6,289 (2004: $nil) consulting fees of $105,398 (2004: $54,085) by Psiron, $25,937 (2004: $63,495) by Analytica Ltd and $41,195 (2004: $38,972) by IDAL on normal commercial terms for the provision of financial management and company secretarial services

23. EVENTS SUBSEQUENT TO REPORTING DATE

Sorafin

Following the receipt of an AusIndustry Biotechnology Innovation Fund (BIF) in 2003 to conduct a Phase II clinical trial of Sorafin™-AD in atopic dermatitis (eczema), the Company arranged manufacture of clinical trial treatment supplies and commenced patient enrolment in March 2004. The trial was conducted at the Clinical Trial Centre at St Vincents Hospital, Sydney. It compared the efficacy and safety of Sorafin™-AD (auranofin 0.2% and mometasone furoate 0.04%), mometasone 0.1% and vehicle.

The recently finalised trial results showed that Sorafin-AD was an effective treatment.

On 12th September, Psiron announced a sophisticated investor placement of $2.1 million.

No other matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the economic entity, the results of those operations or the state of affairs of the economic entity in subsequent financial years.

24. CORPORATE STRUCTURE

Psiron Ltd is a company limited by shares that is incorporated and domiciled in Australia. Psiron Ltd has prepared a consolidated financial report incorporating the entities that it controlled during or part of the financial year, being:

Analytica Ltd – 28.2% owned by Psiron, and ALT's subsidiaries, Graesser Pty Ltd (100% owned subsidiary of ALT) and Graesser's wholly owned subsidiaries, YL Brands Pty Ltd – 95% ALT-owned subsidiary: a non-trading subsidiary.

Psiron also controls 100% of the following non-trading subsidiaries, MS Therapeutics Pty Ltd, Medical Innovations Ltd and Diagnostics Australia Pty Ltd.



DIRECTOR'S DECLARATION

The Directors of the Company declare that:

1. the financial statements and notes of the Company are in accordance with the Corporations Act 2001, and:

   (a) comply with Accounting Standards and Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2005 and of the performance for the year ended on that date.

2. the Chief Executive Officer and the Chief Financial Officer have each declared that

   (a) the financial records of the Company for the financial year have been properly maintained in accordance with Section 286 of the Corporations Act 2001

   (b) the financial statements, and notes for the financial year comply with the accounting standards; and

   (c) the financial statements and notes for the financial year give a true and fair view.

3. Subject to the reference to Going Concern in Note 1, in the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors:

Stephen Jones
Chairman

Signed: 12 September 2005

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF PSIRON LTD

SCOPE

THE FINANCIAL REPORT, REMUNERATION DISCLOSURES AND DIRECTORS' RESPONSIBILITY

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration for Psiron Ltd (the Company) and Psiron Ltd (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities, under the heading of "Remuneration Report" on pages 11 to 15 of the Directors' Report, as permitted by the Corporations Regulations.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Psiron Ltd is in accordance with:

i. the Corporations Act 2001, including:

i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

ii. other mandatory professional reporting requirements in Australia; and

iii. the remuneration disclosures that are contained on pages 11 to 15 of the Directors' Report comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of matters described in Note 1 there is significant uncertainty whether Psiron Ltd will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Bentleys MRI — R J Forbes
Brisbane Partnership — Partner
Chartered Accountants

12 September 2005
Brisbane

ASX ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 14 September 2005.

a) Twenty largest shareholders

The names of the twenty largest holders of quoted shares are:

	Listed ordinary shares	
	Number of shares	% of ordinary shares
National Nominees Limited	8,952,640	6.25
Australian Technology & Innovation Fund	5,546,844	3.87
Yarandi Investments Pty Ltd	4,289,860	2.99
MPAMM Pty Ltd	3,832,317	2.68
Feta Nominees Pty Limited	2,125,000	1.48
Davies Nominees Pty Ltd	2,000,000	1.40
Scicapital Pty Limited	1,832,000	1.28
RBC Global Services Australia Nominees Pty Ltd	1,538,271	1.07
PD & LK Paton	1,534,500	1.07
Ugumjil Pty Ltd	1,500,000	1.05
Dalrose Pty Ltd	1,436,087	1.00
Tambien Pty Ltd	1,436,087	1.00
Hawkins & Birthwright Ltd	1,389,280	0.97
Mr Graeme Edmund Moir	1,350,776	0.94
Mrs Kelly Anne Sherman	1,350,000	0.94
Hishenk Pty Ltd	1,200,000	0.84
PA Hain	1,200,000	0.84
The University Of Newcastle Research Assoc. Ltd	1,144,000	0.80
S & M Streeter Investment Co Pty Ltd	1,110,000	0.77
Mark Camilleri	1,094,154	0.76
Anz Nominees Limited	1,072,423	0.75
Dunns Creek Holdings Pty Ltd	1,049,718	0.73
Total	**47,983,957**	**33.50**

Distribution of equity securities

The number of shareholders, by size of holding, in each class of shares is:

		Number of holders	Number of ordinary shares
1	1,000	170	118,369
1,001	5,000	686	2,260,706
5,001	10,000	536	4,497,970
10,001	100,000	1,098	39,559,197
100,001	and over	222	96,803,583
Total		**2,712**	**143,239,825**

The number of shareholders holding less than a marketable parcel of shares is 441.

c) Substantial shareholders

There are no substantial shareholders who have notified the Company in accordance with section 671B of the Corporations Act 2001.

d) Voting rights

All ordinary shares carry one vote per share without restriction.

psiron
innovation in bioscience

ASX Release 26th September 2005 **Shareholder Newsletter**

Company Announcements Officer
Australian Stock Exchange Limited
SYDNEY NSW 2001

Dear Sir/Madam,

Please find accompanying this, a newsletter to shareholders which was released today.

Yours faithfully,

Julie Nutting
Chief Executive Officer

Level 1, 82 Waterloo Rd, NORTH RYDE NSW 2113 AUSTRALIA
t +61 2 9889 1200 f +61 2 9889 1288 psiron@psiron.com
PSIRON LTD ABN 12 010 657 351 www.psiron.com